FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), the third quarter, year ending March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 5, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Consolidated Results of Operations

Third quarter, year ending March 2015

(US GAAP)

Nomura Holdings, Inc.

January 2015

© Nomura

Outline

Presentation

Executive summary (p. 2)

Overview of results (p. 3)

Business segment results (p. 4)

Retail (p. 5-6)

Asset Management (p. 7-8)

Wholesale (p. 9-11)

Non-interest expenses (p. 12)

Robust financial position (p. 13)

Funding and liquidity (p. 14)

Financial Supplement

Consolidated balance sheet (p. 16)

Value at risk (p. 17)

Consolidated financial highlights (p. 18)

Consolidated income (p. 19)

Main revenue items (p. 20)

Consolidated results: Income (loss) before income taxes by

segment and region (p. 21)

Segment “Other” (p. 22)

Retail related data (p. 23-27)

Asset Management related data (p. 28-29)

Wholesale related data (p. 30-31)

Number of employees (p. 32)

Executive summary

NOMURA

Highlights

FY2014/15 1Q – 3Q

- **Income before income taxes and net income close to strong results in same period last year**
  - Net revenue: Y1,169.7bn; Income before income taxes: Y241.8bn; Net income[1]: Y142.8bn; ROE[2]: 7.3%; EPS[3]: Y38.03
- **Retail client assets (Y104.8trn) and net assets under management (Y37.7trn) at record highs**
  - Ongoing inflows and market factors drove growth in Retail client assets and Asset Management AuM

FY2014/15 3Q

- **Net revenue and income before income taxes up both QoQ and YoY at Group level**
  - Net revenue: Y425bn; Income before income taxes: Y116.1bn; Net income[1]: Y70bn; ROE[2]: 10.6%; EPS[3]: Y18.72
- **Three segment income before income taxes: Y60.3bn (-13% QoQ)**
  - Retail and Asset Management both had a good quarter reporting higher net revenue and income before income taxes, while Wholesale profitability declined significantly due to slowdown in Fixed Income in EMEA and Americas
- **Group earnings lifted by segment "Other" income before income taxes (Y44.8bn) and unrealized gain on investments in equity securities (Y11bn)**
  - Yen deprecation and higher share prices led to unrealized gain from shares held; Changes to credit spread contributed to earnings
  - Affiliates and businesses outside three segments made positive contribution

Share buyback program

- Launch of share buyback program to deliver shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy
  - ✓ Total shares: Upper limit of 40 million shares
    Of which approximately 5 million shares expected to be used for stock options exercised in the future
  - ✓ Total value: Upper limit of Y30bn
  - ✓ Period: From February 16, 2015, to March 27, 2015

Update on 40 million share / Y28 billion (upper limit) buyback resolved on October 28, 2014
- ✓ Acquired 15,198,700 shares (total value of Y10.2bn) from November 13, 2014, to January 16, 2015
- ✓ Plan to use acquired shares for stock options exercised in the future

Income before income taxes

Group

(billions of yen)



113.2
72.9
86.9
88.6
51.7
74.0
116.1
+57%
FY2013/14
FY2014/15
1Q
2Q
3Q
4Q
1Q
2Q
3Q

Three business segments



Wholesale
Asset Management
Retail
113.0
71.4
84.4
62.1
45.6
68.9
60.3
-13%
FY2013/14
FY2014/15
1Q
2Q
3Q
4Q
1Q
2Q
3Q

(1) Net income attributable to Nomura Holdings shareholders.
(2) Calculated using annualized net income for each period.
(3) Diluted net income attributable to Nomura Holdings shareholders per share.

2

Overview of results

Highlights

(billions of yen, except EPS and ROE)

Net revenue

Non-interest expenses

Income before income taxes

Net income1

EPS2

ROE3

FY2014/15

3Q

425.0

308.9

116.1

70.0

Y18.72

10.6%

QoQ

+14%

+3%

+57%

+32%

+32%

YoY

+12%

+6%

+34%

+45%

+48%

FY2014/15

1Q-3Q

1,169.7

927.9

241.8

142.8

Y38.03

7.3%

YoY

+0.2%

+4%

-11%

-6%

-5%

Net income attributable to Nomura Holdings shareholders.

Diluted net income attributable to Nomura Holdings shareholders per share.

Calculated using annualized net income for each period.

Business segment results

Net revenue and income before income taxes

(billions of yen)

Net Retail

revenue

Asset Management

Wholesale

Subtotal

Other

Unrealized gain on investments in equity

securities held for operating purposes

Net revenue

Income Retail

before

income Asset Management

taxes Wholesale

Subtotal

Other

Unrealized gain on investments in equity

securities held for operating purposes

Income before income taxes

FY2014/15

3Q

128.8

23.4

178.9

331.2

82.8

11.0

425.0

50.5

9.3

0.5

60.3

44.8(*)

11.0

116.1

QoQ

+9%

+8%

-6%

+0.3%

+102%

4.3x

+14%

+30%

+20%

-98%

-13%

17.7x

4.3x

+57%

YoY

+1%

+10%

-5%

-2%

+134%

+78%

+12%

+6%

+5%

-98%

-29%

-

+78%

+34%

FY2014/15

1Q-3Q

353.6

68.5

558.4

980.5

172.1

17.1

1,169.7

120.9

25.4

28.4

174.8

49.9

17.1

241.8

YoY

-15%

+14%

-1%

-6%

+59%

-7%

+0.2%

-28%

+17%

-64%

-35%

-

-7%

-11%

*Additional information

Equity in earnings of affiliates (Y18.2bn), including unrealized gain from securities held by affiliates

Gain from changes in own and counterparty credit spreads (Y8.9bn vs. Y6.4bn gain in 2Q)

Unrealized gain from Ashikaga Holdings shares (Y9.9bn vs. Y3.2bn loss in 2Q)

Retail

Net revenue and income before income taxes

(billions of yen)

Net revenue

Non-interest expenses

Income before income taxes

FY2013/14

3Q

128.0

80.3

47.7

4Q

97.9

74.6

23.3

FY2014/15

1Q

106.9

75.3

31.6

2Q

117.9

79.1

38.9

3Q

128.8

78.3

50.5

QoQ

+9%

-1%

+30%

YoY

+1%

-2%

+6%

Total sales2

(billions of yen)

5,000 4,000 3,000 2,000 1,000 0

Stocks Bonds Investment trusts Discretionary investment, Insurance products

FY2013/14 FY2014/15

3Q 4Q 1Q 2Q 3Q

securities inflows minus outflows, excluding regional financial institutions.

Key points

Net revenue: Y128.8bn (+9% QoQ; +1% YoY)

Income before income taxes: Y50.5bn (+30% QoQ; +6% YoY)

Net revenue and income before income taxes both up QoQ; Income before income taxes at highest level since June 2013

- Sales of stocks remained strong amid buoyant market conditions

- Continued to make proposals tailored to client needs based on client interviews; Growth in sales of discretionary investment and insurance products

- Retail client assets at record high, supported by market gains

Client franchise

– Retail client assets

– Accounts with balance

– NISA account applications

– Net inflows of cash and securities1

Y104.8trn

5.24m

1.46m

Y176.6bn

(Y99.3trn)

(5.21m)

(1.41m)

(Y484.8bn)

*Figures in brackets are for 2Q or as at end of September 2014.

Total sales2 up 13% QoQ

Stocks: +33% QoQ

– Robust secondary business combined with contributions from primary deals (IPO/PO subscriptions3: Y215.9bn; 2.7x QoQ)

Investment trusts: -12% QoQ

– Sales primarily of global high dividend stock and high yield related products

– Continued profit taking as fund net asset values rise; Weak net inflows into investment trusts

Bond sales of Y475.5bn -15% QoQ

– Slowdown in sales of domestic bonds compared to last quarter which included a large retail bond offering; Robust sales of foreign bonds

Cash and securities inflows minus outflows, excluding regional financial institutions.

Retail channels only.

Retail channels, Net & Call, and Hotto Direct.

Retail: Efforts to expand client assets driving growth in recurring revenue

Recurring revenue growing faster than planned1

(billions of yen)

Recurring revenue (annualized, adjusted basis)

60.0

40.0

FY2013/14 FY2014/15

3Q 4Q 1Q 2Q 3Q

56.0 54.5 53.5

60.4

65.7

Recurring revenue (plan1)

Discretionary investment net inflows2

(billions of yen)

150.0

100.0

50.0

0.0

FY2013/14 FY2014/15

3Q 4Q 1Q 2Q 3Q Oct Nov Dec

(Month av.)(Month av.)(Month av.)(Month av.)(Month av.)

34.3

139.8

116.3 118.5

Provide clients with asset planning and life plan services

Discretionary investment net inflows2 and sales of insurance products3 at highest level since start of business model transformation

Recurring revenue growth: Within reach of FY2015/16 target (Y69.6bn)

Recurring revenue

– Discretionary investment net inflows2

– Investment trust net inflows2

Y16.6bn

Y374.6bn

Y37.9bn

(Y15.2bn) (Y242.6bn) (Y178.7bn)

Sales of insurance products3

Y101.1bn

(Y84.8bn)

*Figures in brackets are for 2Q or as at end of September 2014.

Sales of insurance products3

(billions of yen)

40.0 30.0 20.0 10.0 0.0

FY2013/14 FY2014/15

3Q 4Q 1Q 2Q 3Q Oct Nov Dec

(Month av.)(Month av.)(Month av.)(Month av.)(Month av.)

33.7 34.9 35.6

31.7 30.6

28.3

13.1

10.7

Planned progress to meet FY2015/16 recurring revenue target of Y69.6bn.

Retail channels and Japan Wealth Management group.

(3) Retail channels only.

Asset Management

Net revenue and income before income taxes

(billions of yen)

	FY2013/14		FY2014/15			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	21.2	20.5	23.3	21.7	**23.4**	+8%	+10%
Non-interest expenses	12.3	15.1	15.1	13.9	**14.1**	+2%	+15%
Income before income taxes	8.9	5.3	8.3	7.8	**9.3**	+20%	+5%

Assets under management

(trillions of yen)



AuM (gross)[1]
AuM (net)[2]
40.3
32.9
38.2
30.8
40.6
33.0
42.7
34.8
46.0
37.7
FY2013/14
FY2014/15
Dec
Mar
Jun
Sep
Dec

Key points

- Net revenue: Y23.4bn (+8% QoQ; +10% YoY)
- Income before income taxes: Y9.3bn (+20% QoQ; +5% YoY)
  - AuM at record high on continued inflows into investment trusts including products for discretionary investments
  - Highest income before income taxes since quarter ended September 2007 as asset management fee growth combined with dividend income and performance fees

Investment trust business

- Inflows mainly into funds seeking income gain and funds for discretionary investments

	3Q inflows
– Nomura Templeton Total Return:	Y159.3bn
– Nomura Global High Dividend Stock Premium:	Y125.3bn
– Nomura International Bond Index (for Nomura discretionary investment accounts)	Y73.2bn

- Sales of privately placed investment trusts remained strong with AuM up 17% QoQ (2.6x YoY)
- Fund Wrap and SMA fund AuM[3] up 78% QoQ (5.6x YoY)

Investment advisory business

- UCITS[4] fund international business continued to grow
  - ✓ Ongoing inflows into Japanese equities and US high yield bonds; UCITS[4] fund AuM up 24% QoQ (+66% YoY)
  - ✓ Business expansion in terms of regional coverage and client types evidenced by sales to retail investors in AEJ and new mandates from pension funds in Latin America
- Continued growth in AuM for smart beta products

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. (2) Net after deducting duplications from assets under management (gross). (3) Nomura Asset Management only. (4) Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities.

7

Asset Management: Growth of discretionary investment products and UCITS funds

Assets under management (gross)1 by business

(trillions of yen) Investment trust business Investment advisory business

50.0 46.0

40.3 40.6 42.7

38.2

40.0 12.1

10.9 11.0 11.4

9.8

30.0

20.0

29.4 28.4 29.6 31.3 33.9

10.0

0.0

FY2013/14 FY2014/15

Dec Mar Jun Sep Dec

Investment trust business flow of funds3

(billions of yen)

Investment trust business (excl. ETFs) ETFs

1,000

500

0

-500

-1,000

873 789 826

501 496

298

89 90

-23

-820

FY2013/14 FY2014/15

3Q 4Q 1Q 2Q 3Q

Nomura Asset Management public investment trust market share2

24.0% 23.6% 23.7%

22.9% 22.8% 23.1%

22.0%

20.0%

18.0%

16.0%

FY2013/14 FY2014/15

23.6% 23.7%

22.9% 22.8% 23.1%

Dec Mar Jun Sep Dec

Growth in discretionary investment products4

AuM in Fund Wrap and SMA funds

Note: Indexed, Sep 2013 = 100

405

232

165

128

100

720

13/09 13/12 14/03 14/06 14/09 14/12

UCITS5 fund growth

UCITS5 fund AuM

Note: Indexed, Sep 2013 = 100

185

150

134

111 119

100

13/09 13/12 14/03 14/06 14/09 14/12

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. (2) Source: The Investment Trusts Association, Japan. (3) Based on assets under management (net). (4) Nomura Asset Management only. (5) Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities.

Wholesale

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2013/14		FY2014/15			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Global Markets	158.0	166.8	166.6	168.1	**149.7**	-11%	-5%
Investment Banking	30.7	31.7	22.3	22.5	**29.2**	+30%	-5%
Net revenue	188.7	198.5	188.9	190.6	**178.9**	-6%	-5%
Non-interest expenses	160.9	165.0	183.1	168.4	**178.5**	+6%	+11%
Income before income taxes	27.8	33.5	5.7	22.2	**0.5**	-98%	-98%

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
52.2
50.8
21.9
63.7
61.4
61.2
16.4
59.4
58.2
57.8
17.7
55.2
46.1
47.7
31.6
65.1
32.7
26.8
41.2
78.3
Americas
EMEA
AEJ
Japan
FY2013/14
FY2014/15
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y178.9bn (-6% QoQ; -5% YoY)
- Income before income taxes: Y0.5bn (-98% QoQ; -98% YoY)

- Net revenue and income before income taxes both down QoQ
  - Challenging quarter for Fixed Income in EMEA and Americas; Trading environment significantly impacted by sharp decline in yields and jump in volatility
  - Equities and Investment Banking performed well amid an increase in market volumes by capitalizing on revenue opportunities in focus areas
  - Expenses increased due to yen depreciation and higher trading volumes in Equities

Regional performance (net revenue; QoQ)

- Japan (Y78.3bn; +20%)
  - All business lines reported stronger revenues QoQ with net revenue at highest level in six quarters

- AEJ (Y41.2bn; +30%)
  - Highest quarterly revenues since April 2009
  - Solid quarter in Global Markets; Growth in Emerging Markets related businesses, particularly FX

- Americas (Y32.7bn; -29%)
  - Slowdown in Fixed Income partially offset by robust performance in Equities
  - Investment Banking won numerous large mandates as it continues strategic build out

- EMEA (Y26.8bn; -44%)
  - Sharp decline in both Fixed Income and Equities revenues
  - Revenues generated from Solutions business and by supporting the financing needs of European financial institutions

9

NOMURA

Wholesale: Global Markets

Net revenue



(billions of yen)
Equities
Fixed Income
158.0
166.8
166.6
168.1
149.7
58.8
59.0
62.0
64.0
73.5
99.2
107.7
104.5
104.1
76.3
QoQ
-11%
YoY
-5%
FY2013/14
FY2014/15
3Q
4Q
1Q
2Q
3Q

FY2014/15 3Q net revenue by region



YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

Global Markets

- Net revenue: Y149.7bn (-11% QoQ; -5% YoY)
  - Challenging market conditions led to a marked decline in Fixed Income revenues in EMEA and the Americas

Fixed Income

- Net revenue: Y76.3bn (-27% QoQ; -23% YoY)
  - Slower revenues in most products except FX; Strong quarter for Japan Rates and AEJ FX businesses

Equities

- Net revenue: Y73.5bn (+15% QoQ; +25% YoY)
  - Cash business performed well on increased turnover across exchanges in all regions

- Americas: Lower revenues across all Fixed Income products offsetting strong Equities
- EMEA: Sluggish quarter for Rates and subdued Equity Derivatives client activity led to slowdown QoQ, while Emerging Markets Rates and FX remained resilient
- AEJ: Best quarter since April 2009, with stronger revenues QoQ across Emerging Markets Rates and FX, and improved trading revenues in Equities
- Japan: Robust quarter for Rates and FX business coupled with higher Cash Equities revenues

10

Wholesale: Investment Banking

NOMURA

Financial sponsor related deals
Americas related deals

Net revenue



Investment Banking (gross)
(billions of yen)
35.9
55.4
43.2
40.7
52.7
Investment banking (net)
Other
30.7
11.7
19.0
2.2
31.7
29.5
22.3
22.8
-0.4
0.0
22.5
22.5
29.2
29.6
-0.4
QoQ
+30%
YoY
-5%
FY2013/14
FY2014/15
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue increased 30% QoQ to Y29.2bn, up for the second straight quarter
- Investment Banking (gross) revenue of Y52.7bn
  - Japan and international revenues both up QoQ and YoY
  - Strong quarter in ECM combined with rebound in global M&A revenues
  - Japan: Won mandates for large IPOs and convertible bonds
    - ✓ Maintained dominant position in Japan IPO market; Remained #1 in ECM/DCM league tables[1] (Market share: ECM 35.3%; DCM 21.0%)
    - ✓ Supported client needs for financing and ROE improvement through recap CB[2] transactions
  - International: Revenues driven by EMEA and Americas
    - ✓ Solid quarter for Financial Sponsor and Solutions businesses
    - ✓ Won jumbo DCM mandates by meeting the needs of European financial institutions to comply with regulations

Won high-profile mandates by collaborating closely across regions and products

M&A and multi-product transactions

- Won numerous mandates including cross-border M&A deal of over Y1trn
  - Building track record of cross-border deals unrelated to Japan, particularly in Americas where we are building out our platform
- Financial Sponsor business contributing to revenues
- #1 in Japan/AEJ M&A league table (Market share: 30.8%)[1]

Repsol / **Talisman Energy** (M&A $12.8bn)	**BC Partners** / PetSmart (M&A $8.8bn, ALF undisclosed)

Clearlake Capital Group/ **Sage Automotive Interiors** (M&A undisclosed, ALF $220m)	Creation of new company by SABMiller, Coca-Cola, and **Coca-Cola Sabco** (M&A undisclosed)	**Platform Specialty Products** / Arysta LifeScience (Permira) (M&A €2.8bn, FO $424m)
Mitsui & Co. / Vale assets (M&A $981m)	Baring Private Equity Asia / **Bushu Pharmaceuticals** (M&A Y77.3bn)	ChemChina group company Bluestar Elkem / **REC Solar** (M&A NOK5.6bn)

Jumbo ECM/DCM transactions

Recruit Holdings Global IPO (Y213.8bn)	**Terumo** Euro Yen CB (Y102.8bn)	**Republic of Ireland** Benchmark Bond (€3.8bn)	**Dalian Wanda** Hong Kong IPO (HKD31.3bn)

Financing by European financial institutions

Banco Santander Covered Bond (€3bn)	**Cattolica Assicurazioni** Rights Issue (€499m)	**Rabobank** Tier 2 Samurai bond (Y50.8bn)

(1) Source: ECM/M&A: Thomson Reuters; DCM: Thomson DealWatch, Japan All Debt (including self-funded), Jan – Dec 2014.
(2) Financing aimed at improving capital efficiency including ROE by using the funds raised from issuing convertible bonds to buy back shares.

11

Non-interest expenses

Other

Business

development

expenses

Occupancy and

related depreciation

Information

processing and

communications

Commissions and

floor brokerage

Compensation and

benefits

(Reference)

Excluding Nomura

Real Estate Holdings

Full year Quarter

(billions of yen)(billions of yen)

400

1,575.9

1,500 301.4 319.2 299.8 308.9

292.5 300

1,200 1,195.5

900 200

600

100

300

0 0

FY2012/13 FY2013/14

Compensation and benefits 547.6 570.1

Commissions and floor brokerage 91.4 111.8

Information processing and communications 179.9 192.2

Occupancy and related depreciation 91.5 80.1

Business development expenses 49.0 38.5

Other 616.5 202.8

Total 1,575.9 1,195.5

FY2013/14 FY2014/15 QoQ

3Q 4Q 1Q 2Q 3Q

138.8 132.6 168.8 140.8 142.8 1.4%

28.0 28.7 27.6 33.6 34.1 1.5%

47.8 49.9 44.9 46.0 48.7 6.0%

19.0 20.5 18.6 18.2 19.2 5.5%

11.0 10.1 7.9 9.1 9.0 -0.5%

47.9 59.4 51.4 52.1 55.0 5.5%

292.5 301.4 319.2 299.8 308.9 3.0%

Key points

Non-interest expenses: Y308.9bn (+3% QoQ)

– Increase mainly due to yen depreciation

Excluding FX impact, group-wide expenses declined slightly

- Mainly due to reduction in compensation and benefits as bonus provisions in Wholesale declined due to performance

Robust financial position

Balance sheet related indicators and capital ratios

	Mar	Sep	Dec
Total assets	Y43.5trn	Y43.8trn	Y44.1trn
Shareholders' equity	Y2.5trn	Y2.6trn	Y2.7trn
Gross leverage	17.3x	17.1x	16.2x
Net leverage[1]	10.4x	10.7x	10.5x
Level 3 assets[2] (net)	Y0.4trn	Y0.3trn	Y0.3trn
Liquidity portfolio	Y6.1trn	Y5.8trn	Y6.4trn

(billions of yen)	Sep (Basel 3 basis)	Dec[2] (Basel 3 basis)
Tier 1	2,352	2,484
Tier 2	372	368
Total capital	2,723	2,852
RWA[3]	18,434	19,826
Tier 1 ratio	12.7%	12.5%
Tier 1 common ratio[4]	12.7%	12.5%
Total capital ratio	14.7%	14.3%

Risk weighted assets[3] and Tier 1 ratio



(trillions of yen)
RWA (Basel 3) (lhs)
Tier 1 ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
12.0%
13.2%
13.1%
12.7%
12.5%
11.7%
FY2013/14
FY2014/15
Dec
Mar
Jun
Sep
Dec
Fully loaded Basel 3 2019 applied to balance sheet at end Dec (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital



(billions of yen)
Level 3 assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
17%
16%
16%
12%
12%
FY2013/14
FY2014/15
Dec
Mar
Jun
Sep
Dec

(1) *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
(2) *Preliminary.*
(3) *Credit risk assets are calculated using the internal model method.*
(4) *Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.*

13

NOMURA

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 83% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y6.4trn, or 15% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of Dec 2014)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- More than 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 17%
Long-term debt due within 1yr, 11%
Long-term debt, 72% Average maturity 4.9 years[3]
International 24%
Japan 76%
Loans (incl. subordinated)
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other, wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.
(2) Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.
(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

14

Financial Supplement

Consolidated balance sheet

(billions of yen) Mar 31, Dec 31, Increase Mar 31, Dec 31, Increase

2014 2014 (Decrease) 2014 2014 (Decrease)

Assets Liabilities

Total cash and cash deposits 2,189 1,948 -241 Short-term borrowings 602 578 -25

Total payables and deposits 2,837 3,402 565

Total loans and receivables 2,571 2,781 210 Total collateralized financing 17,112 16,754 -358

Trading liabilities 11,047 10,892 -155

Total collateralized agreements 17,347 15,563 -1,784 Other liabilities 1,142 1,141 0

Long-term borrowings 8,227 8,564 337

Total trading assets1 and private 18,714 21,176 2,461 Total liabilities 40,967 41,331 364 equity investments

Total other assets 2,699 2,636 -63 Equity

Total NHI shareholders’ equity 2,514 2,714 201

Noncontrolling interest 40 58 18

Total assets 43,520 44,103 583 Total liabilities and equity 43,520 44,103 583

(1) Including securities pledged as collateral.

Value at risk

Definition From April 1, 2014 to December 31, 2014 (billions of yen)

- 99% confidence level — Maximum: 9.8

- 1-day time horizon for outstanding portfolio — Minimum: 3.1

- Inter-product price fluctuations considered — Average: 6.5

(billions of yen) FY2012/13 FY2013/14 FY2013/14 FY2014/15

Mar Mar Dec Mar Jun Sep Dec

Equity 1.3 1.3 3.6 1.3 2.8 1.5 3.3

Interest rate 5.0 3.9 6.6 3.9 5.2 4.2 4.5

Foreign exchange 1.9 2.8 2.6 2.8 2.0 2.7 3.1

Sub-total 8.1 8.0 12.9 8.0 10.0 8.5 10.9

Diversification benefit -3.0 -2.9 -4.3 -2.9 -0.7 -1.6 -1.2

VaR 5.1 5.2 8.6 5.2 9.3 6.8 9.7

Consolidated financial highlights

Full year Quarter

(billions of yen) 8.9% (billions of yen) 8.9%

250 9% 8.5% 9%

213.6 90 7.3%

200 70.0

Net income 61.3 5.7%

attributable to NHI 4.9% 6% 6%

shareholders 150 60 48.3 52.9

107.2 3.2%

100

ROE(%) 3% 3%

30 19.9

50

0 0% 0 0%

FY2013/14 FY2014/15

FY2012/13 FY2013/14

3Q 4Q 1Q 2Q 3Q

Net revenue 1,813.6 1,557.1 379.4 389.9 370.8 373.8 425.0

Income before income taxes 237.7 361.6 86.9 88.6 51.7 74.0 116.1

Net income attributable to Nomura Holdings, Inc.

(“NHI”) shareholders 107.2 213.6 48.3 61.3 19.9 52.9 70.0

Total NHI shareholders’ equity 2,294.4 2,513.7 2,492.5 2,513.7 2,467.7 2,561.1 2,714.4

ROE (%)1 4.9% 8.9% 8.5% 8.9% 3.2% 5.7% 7.3%

Basic-Net income attributable to NHI 29.04 57.57 13.02 16.48 5.40 14.53 19.22 shareholders per share (yen)

Diluted-Net income attributable to NHI 28.37 55.81 12.65 16.02 5.26 14.15 18.72 shareholders per share (yen)

Total NHI shareholders’ equity per share (yen) 618.27 676.15 670.88 676.15 678.69 703.55 744.91

(1) Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

Full year Quarter

(billions of yen) FY2013/14 FY2014/15

FY2012/13 FY2013/14

3Q 4Q 1Q 2Q 3Q

Revenue

Commissions 359.1 474.6 121.4 89.9 96.3 112.1 125.9

Fees from investment banking 62.4 91.3 15.8 27.2 19.8 20.6 28.8

Asset management and portfolio service fees 141.0 167.2 42.1 42.1 45.4 48.4 50.6

Net gain on trading 368.0 476.4 108.5 129.2 158.6 129.0 109.5

Gain (loss) on private equity investments 8.1 11.4 11.0 -0.3 -0.3 0.5 -0.2

Interest and dividends 394.0 416.3 102.6 100.3 104.9 108.8 115.6

Gain (loss) on investments in equity securities 38.7 15.2 7.5 -5.2 6.3 2.9 11.8

Other 708.8 179.5 38.5 67.7 31.1 28.5 65.6

Total revenue 2,079.9 1,831.8 447.4 450.8 462.2 450.8 507.6

Interest expense 266.3 274.8 68.0 60.8 91.3 77.0 82.6

Net revenue 1,813.6 1,557.1 379.4 389.9 370.8 373.8 425.0

Non-interest expenses 1,575.9 1,195.5 292.5 301.4 319.2 299.8 308.9

Income before income taxes 237.7 361.6 86.9 88.6 51.7 74.0 116.1

Net income attributable to NHI shareholders 107.2 213.6 48.3 61.3 19.9 52.9 70.0

Main revenue items

Full year Quarter

FY2013/14 FY2014/15

(billions of yen) FY2012/13 FY2013/14 3Q 4Q 1Q 2Q 3Q

Stock brokerage commissions (retail) 51.8 126.7 36.3 22.6 15.8 21.9 27.0

Stock brokerage commissions (other) 112.9 139.8 34.9 35.6 34.3 36.9 46.0

Other brokerage commissions 11.7 18.1 4.4 4.3 3.8 4.0 6.1

Commissions Commissions for distribution of investment trusts 150.1 157.8 37.7 19.3 30.5 37.5 32.6

Other 32.6 32.1 8.3 8.2 11.9 11.8 14.1

Total 359.1 474.6 121.4 89.9 96.3 112.1 125.9

Equity underwriting and distribution 21.1 41.4 6.1 14.0 8.5 10.7 14.5

Bond underwriting and distribution 7.8 13.0 2.8 2.9 3.5 3.8 1.9

Fees from M&A / financial advisory fees 25.6 25.0 4.4 7.6 5.7 5.2 9.3 investment banking

Other 7.7 12.0 2.4 2.6 2.1 0.9 3.1

Total 62.4 91.3 15.8 27.2 19.8 20.6 28.8

Asset management fees 105.3 126.7 31.8 31.9 35.0 37.5 39.4

Asset management Administration fees 18.6 22.5 5.7 5.7 5.9 6.3 6.4 and portfolio service

fees Custodial fees 17.1 18.1 4.5 4.5 4.6 4.7 4.8

Total 141.0 167.2 42.1 42.1 45.4 48.4 50.6

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2012/13	FY2013/14	FY2013/14		FY2014/15		
			3Q	4Q	1Q	2Q	3Q
Retail	100.6	192.0	47.7	23.3	31.6	38.9	**50.5**
Asset Management	21.2	27.1	8.9	5.3	8.3	7.8	**9.3**
Wholesale	71.7	111.8	27.8	33.5	5.7	22.2	**0.5**
Three Business segments total	193.5	330.9	84.4	62.1	45.6	68.9	**60.3**
Other	6.6	20.0	-3.7	34.2	2.6	2.5	**44.8**
Segments total	200.0	350.9	80.7	96.2	48.2	71.4	**105.1**
Unrealized gain (loss) on investments in equity securities held for operating purposes	37.7	10.7	6.2	-7.7	3.5	2.6	**11.0**
Income before income taxes	237.7	361.6	86.9	88.6	51.7	74.0	**116.1**

Geographic information[1]

(billions of yen)	Full year		Quarter				
	FY2012/13	FY2013/14	FY2013/14		FY2014/15		
			3Q	4Q	1Q	2Q	3Q
Americas	25.7	29.5	8.0	31.2	6.1	-6.8	**-12.7**
Europe	-93.1	-48.9	-14.8	-10.1	-22.9	2.0	**-10.4**
Asia and Oceania	-12.1	-5.2	-1.5	-5.2	-0.3	8.5	**16.2**
Subtotal	-79.4	-24.7	-8.2	15.9	-17.1	3.7	**-7.0**
Japan	317.2	386.3	95.1	72.6	68.8	70.3	**123.1**
Income before income taxes	237.7	361.6	86.9	88.6	51.7	74.0	**116.1**

(1) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended December 31, 2014.) Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

21

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen)

50.0 44.8

40.0 34.2

30.0

20.0

20.0

10.0 6.6

2.6 2.5

0.0

-10.0 -3.7

1 2 1 2 3 4 5

FY2013/14 FY2014/15

FY2012/13 FY2013/14

3Q 4Q 1Q 2Q 3Q

Net gain related to economic 1.0 17.4 5.2 6.5 6.9 2.2 6.4

hedging transactions

Realized gain on investments in equity 1.0 4.4 1.3 2.4 2.9 0.3 0.8 securities held for operating purposes

Equity in earnings of affiliates 14.4 28.6 8.2 6.2 3.5 8.0 18.2

Corporate items 17.7 -38.8 -14.0 -3.8 -3.1 -8.4 -3.2

Others -27.5 8.4 -4.4 22.8 -7.6 0.5 22.6

Income (loss) before income taxes 6.6 20.0 -3.7 34.2 2.6 2.5 44.8

NOMURA

Retail related data (1)

(billions of yen)	Full year		Quarter						
	FY2012/13	FY2013/14	FY2013/14		FY2014/15			QoQ	YoY
			3Q	4Q	1Q	2Q	3Q		
Commissions	225.9	301.7	78.3	46.5	56.1	68.8	**72.2**	**4.9%**	**-7.9%**
Sales credit	80.9	106.1	25.7	26.4	25.0	25.9	**30.0**	**15.6%**	**16.6%**
Fees from investment banking and other	36.8	40.3	8.0	9.1	9.1	6.7	**8.7**	**29.1%**	**7.9%**
Investment trust administration fees and other	49.7	56.1	14.1	13.9	14.4	15.2	**16.5**	**8.8%**	**17.0%**
Net interest revenue	4.6	7.7	1.8	1.9	2.3	1.3	**1.5**	**12.0%**	**-17.7%**
Net revenue	397.9	511.9	128.0	97.9	106.9	117.9	**128.8**	**9.2%**	**0.6%**
Non-interest expenses	297.3	319.9	80.3	74.6	75.3	79.1	**78.3**	**-1.0%**	**-2.5%**
Income before income taxes	100.6	192.0	47.7	23.3	31.6	38.9	**50.5**	**29.9%**	**5.9%**
Domestic distribution volume of investment trusts[1]	9,027.6	10,146.4	2,552.5	1,794.1	2,245.2	2,380.2	**2,516.7**	**5.7%**	**-1.4%**
Bond investment trusts	2,719.2	3,146.3	810.2	768.2	795.3	743.9	**831.3**	**11.8%**	**2.6%**
Stock investment trusts	5,457.0	6,201.4	1,571.8	836.8	1,264.4	1,402.8	**1,405.4**	**0.2%**	**-10.6%**
Foreign investment trusts	851.4	798.7	170.5	189.1	185.5	233.6	**280.0**	**19.9%**	**64.2%**
Other									
Accumulated value of annuity insurance policies	1,909.5	2,033.1	2,000.0	2,033.1	2,123.6	2,206.2	**2,305.2**	**4.5%**	**15.3%**
Sales of JGBs for individual investors (transaction base)	189.1	1,037.0	329.1	214.6	153.5	95.4	**84.0**	**-12.0%**	**-74.5%**
Retail foreign currency bond sales	1,485.8	1,595.6	318.6	386.6	363.9	276.3	**361.1**	**30.7%**	**13.3%**

(1) Excluding Net & Call and Hotto Direct.

23

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts

Stock brokerage commissions

Commissions for distribution of investment trusts

Full year Quarter

(billions of yen) (billions of yen)

180 40

150

30

120

90 20

60

10

30

0 0

FY2013/14 FY2014/15

FY2012/13 FY2013/14 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Stock brokerage commissions 51.8 126.7 36.3 22.6 15.8 21.9 27.0 23.2% -25.5%

Commissions for distribution of investment trusts 1 161.5 161.4 38.5 20.1 31.9 38.9 34.0 -12.5% -11.8%

(1) Nomura Securities.

Retail related data (3)

Retail client assets

(trillions of yen)

120

104.8

Other 96.0 95.3 99.3

100 91.7 91.7

Overseas mutual funds 83.8

80

Bond investment trusts

Stock investment trusts 60

Domestic bonds 40

Foreign currency bonds

20

Equities

0

FY2012/13 FY2013/14 FY2013/14 FY2014/15

Mar Mar Dec Mar Jun Sep Dec

Equities 46.7 53.2 56.5 53.2 55.6 58.1 62.2

Foreign currency bonds 6.6 6.3 6.4 6.3 6.4 6.5 6.7

Domestic bonds1 12.4 12.8 12.7 12.8 12.8 13.0 12.3

Stock investment trusts 8.9 9.1 9.2 9.1 9.6 9.9 10.5

Bond investment trusts 4.9 5.9 6.6 5.9 6.2 6.5 7.1

Overseas mutual funds 1.7 1.7 1.7 1.7 1.7 1.8 1.8

Other2 2.7 2.7 2.9 2.7 3.0 3.5 4.2

Total 83.8 91.7 96.0 91.7 95.3 99.3 104.8

Including CBs and warrants.

Including annuity insurance.

Retail related data (4)

Net inflows of cash and securities1

Full year Quarter

(billions of yen) (billions of yen)

1,500 1,000

1,076

1,000 500 473 485

145 177

500 0

385

-366

0 -500

FY2013/14 FY2014/15

FY2012/13 FY2013/14

3Q 4Q 1Q 2Q 3Q

Retail related data (5)

Number of accounts

FY2012/13 FY2013/14 FY2013/14 FY2014/15

(Thousands) Mar Mar Dec Mar Jun Sep Dec

Accounts with balance 5,025 5,144 5,104 5,144 5,186 5,211 5,238

Equity holding accounts 2,717 2,718 2,674 2,718 2,721 2,720 2,723

Nomura Home Trade /

Net & Call accounts 3,747 4,012 3,939 4,012 4,053 4,103 4,154

New Individual accounts / IT share1

Full year Quarter

FY2013/14 FY2014/15

(Thousands) FY2012/13 FY2013/14

3Q 4Q 1Q 2Q 3Q

New individual accounts 266 364 91 90 67 81 77

IT share1

No. of orders 55% 58% 54% 60% 60% 60% 58%

Transaction value 31% 33% 27% 37% 36% 37% 37%

(1) Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

Full year Quarter

FY2013/14 FY2014/15

(billions of yen) FY2012/13 FY2013/14 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 68.9 80.5 21.2 20.5 23.3 21.7 23.4 8.1% 10.5%

Non-interest expenses 47.8 53.4 12.3 15.1 15.1 13.9 14.1 1.5% 14.7%

Income before income taxes 21.2 27.1 8.9 5.3 8.3 7.8 9.3 19.7% 4.7%

Total assets under management

AuM

1

(gross)

AuM

2

(net)

(trillions of yen)

50.0 46.0

40.3 40.6 42.7

40.0 36.1 38.2 38.2 37.7

32.9 33.0 34.8

30.8 30.8

30.0 27.9

20.0

10.0

0.0

FY2012/13 FY2013/14 FY2013/14 FY2014/15

Mar Mar Dec Mar Jun Sep Dec

Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

Net after deducting duplications from assets under management (gross).

NOMURA

Asset Management related data (2)

Assets under management (gross) by business[1]

(trillions of yen)	FY12/13	FY13/14	FY13/14		FY14/15		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Investment trust business	26.5	28.4	29.4	28.4	29.6	31.3	**33.9**
Investment advisory business	9.6	9.8	10.9	9.8	11.0	11.4	**12.1**
Assets under management (gross)[1]	36.1	38.2	40.3	38.2	40.6	42.7	**46.0**

Asset inflows/outflows by business[3]

(billions of yen)	Full year		Quarter				
	FY 12/13	FY 13/14	FY2013/14		FY2014/15		
			3Q	4Q	1Q	2Q	3Q
Investment trusts business	1,099	1,598	962	-319	473	879	**1,124**
of which ETFs	424	882	89	501	-23	90	**298**
Investment advisory business	-529	-520	226	-938	27	-44	**-46**
Net asset inflow	570	1,078	1,189	-1,257	500	835	**1,078**

Assets under management by company

(trillions of yen)	FY12/13	FY13/14	FY13/14		FY14/15		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Nomura Asset Management	30.7	33.8	36.0	33.8	36.2	38.3	**41.2**
Nomura Funds Research and Technologies	2.9	2.6	2.6	2.6	2.5	2.6	**2.9**
Nomura Corporate Research and Asset Management	1.8	1.6	1.6	1.6	1.7	1.6	**1.6**
Nomura Private Equity Capital	0.7	0.2	0.2	0.2	0.2	0.2	**0.2**
Assets under management (gross)[1]	36.1	38.2	40.3	38.2	40.6	42.7	**46.0**
Group company overlap	8.2	7.4	7.5	7.4	7.6	7.9	**8.3**
Assets under management (net)[2]	27.9	30.8	32.9	30.8	33.0	34.8	**37.7**

Domestic public investment trust market and Nomura Asset Management market share[4]

(trillions of yen)	FY12/13	FY13/14	FY13/14		FY14/15		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Domestic public stock investment trusts							
Market	60.0	65.7	65.0	65.7	68.8	71.7	**77.1**
Nomura's share (%)	18%	19%	19%	19%	18%	19%	**19%**
Domestic public bond investment trusts							
Market	12.6	14.5	16.5	14.5	14.8	15.4	**16.4**
Nomura's share (%)	43%	42%	43%	42%	43%	43%	**43%**

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(2) Net after deducting duplications from assets under management (gross). (3) Based on assets under management (net). (4) Source: Investment Trusts Association, Japan.

29

Wholesale related data (1)

Wholesale

Full year Quarter

(billions of yen) FY2013/14 FY2014/15

FY2012/13 FY2013/14 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 644.9 765.1 188.7 198.5 188.9 190.6 178.9 -6.1% -5.2%

Non-interest expenses 573.2 653.3 160.9 165.0 183.1 168.4 178.5 6.0% 11.0%

Income before income taxes 71.7 111.8 27.8 33.5 5.7 22.2 0.5 -98.0% -98.4%

Breakdown of Wholesale revenues

Full year Quarter

FY2013/14 FY2014/15

(billions of yen) FY2012/13 FY2013/14 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Fixed Income1 387.7 398.2 99.2 107.7 104.5 104.1 76.3 -26.7% -23.1%

Equities1 172.8 251.5 58.8 59.0 62.0 64.0 73.5 14.8% 24.9%

Global Markets 560.4 649.7 158.0 166.8 166.6 168.1 149.7 -10.9% -5.2%

Investment Banking (Net) 72.0 97.4 19.0 29.5 22.8 22.5 29.6 31.6% 55.6%

Other 12.4 18.0 11.7 2.2 -0.4 0.0 -0.4 — -

Investment Banking 84.4 115.4 30.7 31.7 22.3 22.5 29.2 29.8% -4.7%

Net revenue 644.9 765.1 188.7 198.5 188.9 190.6 178.9 -6.1% -5.2%

Investment Banking (Gross) 143.0 184.3 35.9 55.4 43.2 40.7 52.7 29.3% 46.6%

(1) Fixed Income and Equities figures for FY 2012/13 have been reclassified following a reorganization in April 2013.

Wholesale related data (2)

Private equity related investments

Terra Firma

Asia

Europe (excluding Terra Firma)

Japan

(billions of yen)

150

104.6

100

Terra 61.2

57.2 57.2 58.8 58.6 58.7

50

0

FY2012/13 FY2013/14 FY2013/14 FY2014/15

Mar Mar Dec Mar Jun Sep Dec

Japan 52.7 8.1 10.5 8.1 10.8 13.2 10.8

Europe (excluding Terra Firma) 21.8 22.6 23.9 22.6 21.8 19.3 20.7

Asia 2.0 1.9 1.9 1.9 1.8 1.9 2.1

Sub Total 76.5 32.6 36.3 32.6 34.5 34.4 33.5

Terra Firma 28.1 24.6 24.9 24.6 24.2 24.2 25.2

Total 104.6 57.2 61.2 57.2 58.8 58.6 58.7

Number of employees

FY2012/13 FY2013/14 FY2013/14 FY2014/15

Mar Mar Dec Mar Jun Sep Dec

Japan (excluding FA) 14,123 14,149 14,308 14,149 14,559 14,391 14,290

Japan (FA) 1,907 1,888 1,918 1,888 1,889 1,853 1,853

Europe 3,618 3,461 3,456 3,461 3,481 3,530 3,539

Americas 2,271 2,281 2,248 2,281 2,335 2,421 2,445

Asia-Pacific1 6,037 5,891 5,902 5,891 6,656 6,744 6,762

Total 27,956 27,670 27,832 27,670 28,920 28,939 28,889

(1) Includes Powai office in India.

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

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accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

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The consolidated financial information in this document is unaudited.

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